                                                                 EXHIBIT (b)(19)

                     FAIRNESS OPINION PRESENTATION TO THE
                SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF
                             STAR GAS CORPORATION



                                 CONFIDENTIAL



                           A.G. EDWARDS & SONS, INC.
                                  INVESTMENT BANKING


                               February 10, 1999

TABLE OF CONTENTS

                                                                        Section
                                                                        -------
Introduction...........................................................    I

Review of Events to Date...............................................    II

Summary of the Transaction.............................................    III

Summary Observations and Conclusions...................................    IV

Appendices are separately bound:

Appendix I     Analyses Performed Under 30-Year Weather Scenario

Appendix II    Analyses Performed Under 15-Year Weather Scenario

INTRODUCTION

                            TRANSACTION PROPOSAL

[_] During 1997, Star Gas Partners Corporation (the "General Partner") and Petroleum Heat and Power Co., Inc. ("Petro") discussed the idea of a possible acquisition of Petro by Star Gas Partners, L.P. ("Star Gas" or the "Partnership"). The overall transaction (the "Transaction") consists of the following four principal parts:

     -  The acquisition of Petro by the Partnership;

     - A public offering of equity by the Partnership and a private offering of debt by Petro and the redemption of certain debt and preferred stock of Petro (the "Financings");

     - The withdrawal of Star Gas Corporation as the general partner of the Partnership and Star Gas Propane, L.P. (the "Operating Partnership"), and the election of Star Gas LLC as the new general partner; and

     - Amending the Agreement of Limited Partnership of the Partnership and the Operating Partnership in order to consummate the Transaction.

                                 A.G. Edwards'
                                  Engagement

[_] By letter engagement, dated March 23, 1998, A.G. Edwards & Sons, Inc. ("A.G. Edwards") was engaged by the Special Committee (the "Special Committee") of the Board of Directors of the General Partner (the "Board") to act as its financial advisor with respect to the Transaction and to issue the Special Committee an opinion as to the fairness, from a financial point of view, to the public common unitholders of Star (the "Public Common Unitholders"), of the Transaction (the "Fairness Opinion").

[_] The preparation of a fairness opinion is not susceptible to partial analyses or summary. In rendering its Fairness Opinion, A.G. Edwards applied its judgment to a variety of complex analyses and assumptions.
     A.G. Edwards may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The assumptions made and the judgments applied by A.G. Edwards in rendering its opinion are not readily susceptible to description beyond that set forth in the written text of the Fairness Opinion itself.

INTRODUCTION
(continued)

As part of its engagement, A.G. Edwards' activities included, but were not limited to, the following:

  [_] A review of the Form S-4 Registration Statement and exhibits thereto, including the Amended and Restated Agreement and Plan of Merger, the Exchange Agreement, the Amended and Restated Agreement of Limited Partnership and the Conveyance and Contribution Agreements.

  [_] A review of certain publicly-available Partnership and Petro historical audited financial statements and certain unaudited interim financial statements.

  [_] A review of certain financial analyses and forecasts of the Partnership prepared by and reviewed with management of the General Partner and the views of management of the General Partner regarding the Partnership's past and current business operations, results thereof, financial condition and future prospects, including the impact of the Transaction, as well as information relating to the retail propane distribution industry and the potential strategic, financial and operational benefits and challenges anticipated from the Transaction;

  [_] A review of certain financial analyses and forecasts of Petro prepared by and reviewed with management of Petro and the views of management of Petro regarding Petro's past and current business operations, results thereof, financial condition and future prospects, including the impact of the Transaction, as well as information relating to the retail home heating oil distribution industry and the potential strategic, financial and operational benefits and challenges anticipated from the Transaction;

  [_] A review of the pro forma impact of the Transaction on the Partnership and Petro;

  [_] A review of the publicly reported historical price and trading activity for the Partnership's Common Units and Petro's Class A Common Stock, including a comparison of certain financial and stock market information for the Partnership with similar publicly available information for certain other companies, the securities of which are publicly traded;

INTRODUCTION
(continued)

  [_] A review of the current market environment generally, and the retail propane distribution environment and the retail home heating oil distribution environment in particular;

  [_] A review of information relating to the financial terms of certain transactions, including selected mergers and acquisition transactions;

  [_] Conversations with PaineWebber regarding the nature and extent of development of the terms of the Transaction; and

  [_] A review of such other information, financial studies, analyses and investigations, and financial, economic and market criteria that A.G. Edwards considered relevant.

NATURE OF INFORMATION REVIEWED AND PRESENTED

  [_] In rendering its Fairness Opinion, A.G. Edwards has relied upon and assumed, without independent verification, the completion of the Financings and the Transaction in accordance with the Amended and Restated Agreement and Plan of Merger, and the accuracy and completeness of all financial and other information, publicly available, furnished to, or otherwise discussed with A.G. Edwards for the purposes of the Fairness Opinion. With respect to financial projections and other information provided to or otherwise discussed with A.G. Edwards, A.G. Edwards assumed and was advised by the management of the General Partner and Petro, respectively, that such projections and other information were reasonably prepared on a basis that reflects the best currently available estimates and judgments of the management of the General Partner and Petro, respectively. A.G. Edwards reviewed numerous sets of projections for Petro and analyzed what it believed were certain of the major assumptions embedded within Petro's projections. A.G. Edwards used two sets of projections for Petro to perform its analyses. A.G. Edwards used a set of projections based on 30-year weather and a set of projections based on 15-year weather. The Special Committee did not, however, engage A.G. Edwards to, and therefore A.G. Edwards did not verify the accuracy or completeness of any such information. A.G. Edwards has relied upon the assurances of the management of the General Partner and Petro that the respective managements are not aware of any facts that would make such information inaccurate or misleading.

INTRODUCTION
(continued)

    [_] In performing its analyses, A.G. Edwards made numerous assumptions with respect to the retail propane distribution industry and the retail home heating oil distribution industry, and general business and economic conditions which are beyond the control of the Partnership and Petro. The analyses performed by A.G. Edwards are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared sole as part of A.G. Edwards' analysis of the fairness, from a financial point of view, to the Public Common Unitholders of the Transaction.

    [_] This presentation is for the private use of the Special Committee and may not be distributed to any other parties without A.G. Edwards' written permission. THE ANALYSES PRESENTED HEREIN RELATE TO THE FAIRNESS OPINION TO BE ISSUED BY A.G. EDWARDS, BUT DO NOT COMPRISE THE FAIRNESS OPINION.

    [_] A.G. Edwards' Fairness Opinion, in any event, is limited to the fairness, from a financial point of view, to the Public Common Unitholders of the Transaction. The Fairness Opinion does not constitute a recommendation to any Public Common Unitholders as to how to vote with respect to the Transaction. The Fairness Opinion does not represent tax or legal advice. The summary description of the analysis described herein, is qualified in its entirety by reference to the full text of the Fairness Opinion.

    [_] The Fairness Opinion is necessarily based upon financial and other conditions and circumstances existing and disclosed to it as of February 10, 1999 (except market data, which was as of February 3, 1999.)

ASSUMPTIONS

    [_] In rendering it Fairness Opinion, A.G. Edwards has assumed that the Transaction will be consummated on the terms contained in the Form S-4 Registration Statement and exhibits thereto, including the Amended and Restated Agreement and the Plan of Merger, the Exchange Agreement, the Amended and Restated Agreement of Limited Partnership and the Conveyance and Contribution Agreements, without any waiver of any material terms or conditions by the Partnership or Petro. The assumption that the Financings are consummated in accordance with the closing conditions of the Amended and Restated Agreement and Plan of Merger is a material assumption. A.G. Edwards has also assumed that the withdrawal of Star Gas Corporation as the general partner and the election of Star Gas LLC as the new general partner will have no financial impact on the public Common Unitholders.

REVIEW OF EVENTS TO DATE


February 11, 1998   [_]  A. G. Edwards presented its qualifications to the
                         Special Committee and its legal counsel, Baker & Botts.

March 23, 1998      [_]  Special Committee engaged A. G. Edwards.

March 23, 1998      [_]  A. G. Edwards met with members of the Partnership's
                         management and Petro's management and submitted a preliminary data request list.

                    [_] A. G. Edwards began due diligence review with management and other representatives of the Partnership and of Petro.

March 30, 1998      [_]  A. G. Edwards received data related to its preliminary data request list.

April 28, 1998      [_]  Special Committee and A. G. Edwards met to discuss the
                         Transaction.

May 4, 1998         [_]  A. G. Edwards submitted a preliminary status report
                         (the "Preliminary Status Report") to the Special
                         Committee.

May 7, 1998         [_]  Special Committee and A. G. Edwards met with Petro's
                         management and PaineWebber to discuss the Transaction and the Preliminary Status Report.

May 8, 1998         [_]  A. G. Edwards continued onsite diligence at Petro.

May 19, 1998        [_]  A. G. Edwards met with PaineWebber and Petro's
                         management to discuss the Transaction.

May 20, 1998        [_]  Special Committee, Baker & Botts and A. G. Edwards held a conference call to discuss the Transaction.

May 26, 1998        [_]  A. G. Edwards, submitted a revised proposal (the
                         "Preliminary Draft Proposal") to the Special Committee, which was subsequently forwarded to Petro at the Committee's request.

REVIEW OF EVENTS TO DATE
(continued)

JULY 28, 1998            [_]  A.G.Edwards submitted another revised proposal
                              (the "Revised Proposal") on the behalf of the Special Committee to the Board, the Petro Board and PaineWebber.

AUGUST 11, 1998          [_]  The Special Committee approved the Revised
                              Proposal.

AUGUST 13, 1998          [_]  The Petro Board approved the Revised Proposal.

AUGUST 14, 1998          [_]  The Partnership and Petro announced the agreement
                              in principle.

AUGUST AND SEPTEMBER     [_]  The Special Committee, with assistance from Baker
                              & Botts and A.G. Edwards, negotiated the terms of a definitive Agreement and Plan of Merger and Exchange Agreement with Petro, Andrews & Kurth and
                              PaineWebber.

OCTOBER 16, 1998         [_]  Special Committee meeting to review documents and
                              consider and act upon the legal agreements necessary to implement the Transaction.

                              - The Committee had the opportunity to review, with Baker & Botts and A.G. Edwards, the following:

                                   [_] Draft dated October 13, 1998 of the Form S-4 Registration Statement

                                   [_]  Draft dated October 8, 1998 of the
                                        Agreement and Plan of Merger

                                   [_]  Draft dated October 6, 1998 of the
                                        Amended and Restated Agreement of
                                        Limited Partnership

                                   [_]  Draft dated October 7, 1998 of the
                                        Exchange Agreement

                                   [_]  Draft dated October 9, 1998 of the
                                        Conveyance and Contribution Agreements

                         [_] A.G. Edwards delivered its Fairness Opinion dated October 16, 1998.

REVIEW OF EVENTS OF DATE
(continued)


OCTOBER 22, 1998    [_]  The Partnership files the Form S-4 Registration
                         Statement

DECEMBER 3, 1998    [_]  The Partnership files the Form S-3 Registration
                         Statement

DECEMBER 22, 1998   [_]  The Partnership files Amendment No. 1 to the Form S-4
                         Registration Statement to incorporate responses to the SEC's initial comment letter

JANUARY 13, 1999    [_]  The Special Committee, represented by William
                         Nicoletti, and A.G. Edwards met with Petro and PaineWebber at Petro's request. Petro proposed a change to the merger agreement such that the amount of equity raised in the Refinancing Transaction would be increased from $140 million to $170 million and the amount of debt raised in the Refinancing Transaction would be decreased from $120 million to $90 million
                         (the "Investment Grade Change").

JANUARY 18, 1999    [_]  The Special Committee and A.G. Edwards held a
                         conference call to discuss the Investment Grade Change.
                         The Special Committee rejected the change and suggested that it would only consider the change if it included a reduction in the purchase price.

JANUARY 21, 1999    [_]  The Partnership files Amendment No. 2 to Form S-4
                         Registration Statement to incorporate responses to the SEC's second comment letter

JANUARY 25, 1999    [_]  The Special Committee, A.G. Edwards, Petro and
                         PaineWebber received a letter from Thomas Edelman outlining a proposal that included the Investment Grade
                         Change in return for, among other things, a 10% reduction in the conversion ratio. The proposal also included a modest increase in the Cost of Capital Test, but only if Petro was successful in obtaining a purchase price discount from its preferred or other senior security holders.

                    REVIEW OF EVENTS TO DATE
                    (continued)


JANUARY 26,  1999   [_]  The Special Committee, Baker & Botts and A.G. Edwards
                         held a conference call to discuss the Edelman proposal.
                         The Special Committee agreed, with certain modifications, to approve the Edelman proposal subject to a re-evaluation of, among others, the Cost of Capital Trust; the 1999 Distribution Test for the
                         Senior Subordinated, Junior Subordinated and GP units;
                         the DPU test; and the working capital test.

FEBRUARY 4,  1999   [_]  The Partnership files Amendment No. 3 to the Form S-4
                         Registration Statement both to incorporate the SEC's third comment letter and to reflect the proposed changes to the merger agreement.

FEBRUARY 10, 1999   [_]  Special Committee meeting to review documents and
                         consider and act upon the legal agreements necessary to implement the Transaction.

                         - The Committee had the opportunity to review, with Baker & Botts and A.G. Edwards, the following:

                              [_] Draft dated February 4, 1999 of the Form S-4 Registration Statement

                              [_] Draft dated February 3, 1999 of the Amended and Restated Agreement and Plan of Merger

                              [_] Draft dated February 3, 1999 of the Amended and Restated Agreement of Limited Partnership

                              [_] Draft dated February 3, 1999 of the Exchange Agreement

                              [_]  Draft dated October 22, 1998 of the
                                   Conveyance and Contribution Agreements

SUMMARY OF THE TRANSACTION
PRO FORMA STAR GAS UNITS OUTSTANDING
(IN THOUSANDS EXCEPT PER SHARE AND PER UNIT)

  [_] There are currently 6,383 Star Gas units outstanding comprised of 3,859 common units, 2,396 subordinated units and 128 implied general partner ("GP") units. The subordinated units and GP units are currently assets of Petro.

  [_] There are currently 26,463 shares of Petro common stock outstanding held by public shareholders and "affiliates." The public holds 14,327 Class A shares, 11 Class B shares and 291 Class C shares. The "affiliates" hold 11,834 shares which include 9,528 Class A shares and 2,306 Class C shares.

  [_] Each shareholder of Petro will receive a certain number of units in Star Gas such that the implied consideration paid for each Petro share averages $1.91 based on A.G. Edwards' estimates of the value of the units being offered to Petro as consideration.

  [_] All of the publicly held 14,327 Class A shares and 291 Class C shares, and a portion of the "affiliate" held Class A shares (5,243) and Class C shares (1,328) will receive .11758 units of newly created senior subordinated units for each share (1,719 units to the public and 773 units to the "affiliates", 2,492 units in total) with an attached Contingent Unit ("CU"). See the following page for a discussion of the Contingent Units. A.G. Edwards estimates an implied value for these units of $16.22/unit. The remaining "affiliates" of Petro not receiving senior subordinated units, who hold a total of 5,262 shares, will receive .14318 units for a total of 753 junior subordinated and GP units, both of which will also include attached CUs. A.G. Edwards estimates an implied value for these units of $13.35/unit.

[_] The 2,396 subordinated units and 128 GP units currently owned by Petro will effectively be retired in the Transaction

SUMMARY OF THE TRANSACTION
PRO FORMA STAR GAS UNITS OUTSTANDING
(IN THOUSANDS)
(continued)

     DESCRIPTION OF CONTINGENT UNITS

     [_] During the five year period, beginning with the first full four quarters following the Merger, the senior subordinated units, junior subordinated units and general partner interests will have the right to receive up to 909,000 senior subordinated units upon Petro meeting a "Contingent Unit Test." Each time the Contingent Unit Test is met (but not more frequently than once every four quarter period), the senior subordinated units, junior subordinated units and general partner interests will receive an aggregate of 303,000 senior subordinated units, subject to a maximum of 909,000 senior subordinated units. The Contingent Unit Test will be met during any four quarter period when distributable cash flow per unit attributable to Petro exceeds $2.90.

SUMMARY OF THE TRANSACTION
ALLOCATION OF CURRENT PETRO SHARES OUTSTANDING
(IN THOUSANDS)

     --------------------------------------------------------------------------
                                                  Class A    Class C     Total
                                                 ---------  ---------  --------
     Groups Receiving Senior Sub
     ---------------------------
     Public                                        14,327      291       14,618
     Affiliates                                     5,243    1,328        6,572
                                                 ---------  ---------  --------
     Total Receiving Senior Sub                    19,570    1,619       21,190

     Groups Receiving Junior Sub and GP
     ----------------------------------
     Affiliates                                     4,284      978        5,262
                                                 ---------  ---------  --------

     Sub Total                                     23,855    2,598       26,452
                                                 =========  =========

     Class B                                                                 11
                                                                       --------

     Total Shares including Class B                                      26,463
                                                                       ========

SUMMARY OF THE TRANSACTION
PRO FORMA STAR GAS UNITS OUTSTANDING
PRE-FINANCING ASSUMPTIONS
(IN THOUSANDS)

          --------------------------------------------------------------------------------
                                                 Issued to Petro
                                               --------------------
          Type of Units              Current   Public    Affiliates   Retired   Pro Forma
          -----------------------   --------   ------    ----------   -------   ---------
          Common                       3,859        -             -         -       3,859

          Senior Subordinated              -    1,719           773         -       2,492

          Subordinated                 2,396        -             -    (2,396)          -

          Junior Subordinated
            & New General Partner          -        -           753         -         753

          Old General Partner            128        -             -      (128)          -
                                    --------                                    ---------

                                       6,383                                        7,104

SUMMARY OF THE TRANSACTION
EQUITY PURCHASE PRICE CALCULATION
IMPLIED EQUITY VALUE OF PETRO'S ASSETS
(UNITS IN THOUSANDS, $ IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

          --------------------------------------------------------------------------------------------------
                                                                                 Value of Securities
          Event                                                            Issued to and Retired from Petro
          -------------------------------------------------------          ---------------------------------
          Issuance of Senior Subordinated
          Units to Public Petro Shareholders                                    1,719        x        $16.22
                                                                                ----------------------------
                                                                                           $27,879

          Issuance of Senior Subordinated
          Units to Affiliate Petro Shareholders                                   773        x        $16.22
                                                                                ----------------------------
                                                                                           $12,540

          Issuance of Junior Subordinated
          & General Partner Units to Affiliate Petro Shareholders                 753        x        $13.35
                                                                                ----------------------------
                                                                                           $10,059

                                                                                         ----------
          PURCHASE PRICE OF PETRO'S EQUITY                                                 $50,478

          --------------------------------------------------------------------------------------------------
          Divided by 26,452 shares of Petro's Common Stock =                             $1.91 per share
          (Excludes 11 Class B Shares)
          --------------------------------------------------------------------------------------------------

          Retire Subordinated Units held by Petro                               (2,396)      x        $13.35
                                                                                ----------------------------
                                                                                          ($31,988)

          Retire Old General Partner Units held by Petro                         (128)       x        $19.08 (a)
                                                                                ----------------------------
                                                                                           ($2,435)

                                                                                          ----------
          EQUITY VALUE OF PETRO'S HEATING OIL ASSETS                                       $16,054

          ___________________
          (a)  Star 20-day average common unit price through 2/3/99.

SUMMARY OBSERVATIONS AND CONCLUSIONS

     POTENTIAL STRUCTURAL AND QUALITATIVE ADVANTAGES AND DISADVANTAGES TO THE PUBLIC COMMON UNITHOLDERS.

     [_] Potential advantages to Public Common Unitholders
         -  Increase in the MQD to $2.30
         - Priority in payment of MQD and arrearages over Senior Subordinated, Junior Subordinated and G.P. unitholders during subordination period
         - Distributions on Senior Subordinated, Junior Subordinated and G.P. units limited to amount of distributable cash generated during subordination period
         - Conversion of Contingent Units based on actual results versus adjusted for normal weather
         - Earliest date on which the subordination period would end extended to October 2002
         - Potentially a greater number of acquisition growth opportunities in the retail home heating oil distribution industry than in the retail propane distribution industry and at historically lower acquisition multiples
         -  Increase in market capitalization with potential for more liquidity
         -  Diversifies geographic customer base

     [_] Potential disadvantage to Public Common Unitholders
         - Petro is several times the Partnership's size, thus changing the nature of the Partnership's business
         -  Petro's history of operational and financial difficulties
         -  Increases seasonality and weather risk
         -  Taxable income will increase at a greater rate
         -  No assurance that Petro can continue improvements (reduce attrition and improve profit margins) while making attractive acquisitions
         -  Potential dilution in the event the Partnership pro forma for the
            Transaction fails to meet its projections

SUMMARY OF OBSERVATIONS AND CONCLUSIONS

(continued)

Implied Unit Value Analysis

[_] A. G. Edwards calculated a range of values for the Senior Subordinated, Junior Subordinated and General Partner units, based on a required rate of return, trading yield, and discount to the common units. (See Appendix D - "Implied Unit Value Analysis")
     ---------------------------------------------------------------------------
     ESTIMATED UNIT PRICES SUMMARY

          SENIOR SUBORDINATED UNITS
          ------------------------------------------------------------------
                                                                Range
                                                           --------------
          Required rate of return (a)   20.0% - 30.0%      $12.96 - 16.72
          Trading yield (b)             12.5% - 14.5%      $15.86 - 18.40
          Discount to common units (c)  10.0% - 20.0%      $15.26 - 17.17

                                       Range               $12.96 - 18.40
                                       Adjusted Range (d)  $15.26 - 17.17

                                                           --------------
                                       Assumed value (e)       $16.22
                                                           --------------

          JUNIOR SUBORDINATED AND GP UNITS
          ------------------------------------------------------------------
                                                                Range
                                                           --------------
          Required rate of return (a)   35.0% - 45.0%      $ 9.19 - 11.50
          Trading yield (b)             15.0% - 17.0%      $13.53 - 15.33
          Discount to common units (c)  25.0% - 35.0%      $12.40 - 14.31

                                       Range               $ 9.19 - 15.33
                                       Adjusted Range (d)  $12.40 - 14.31

                                                           --------------
                                       Assumed value (f)       $13.35
                                                           --------------

     (a) Represents required rate of return during subordination period, which is assumed to continue through the end of fiscal 2002. Thereafter, the rate of return is assumed to equal that of the common units, for a blended required rate of return of 13.0% to 16.5% for the Senior sub and 18.4% to 22.6% for the Junior sub and GP units.
     (b)  Based on a $2.30 annualized MQD.
     (c) Based on a discount to the common unit's average closing price for the last 20 trading days as of 2/3/99 of $19.08.
     (d)  Represents the middle values of both the range of highs and lows.
     (e) Implied required rate of return, trading yield and discount to common at a unit price of $16.22 are 21.1% during subordination (13.3% blended), 14.2%, and 15.0%, respectively.
     (f) Implied required rate of return, trading yield and discount to common at a unit price of $13.35 are 28.8% during subordination (16.0% blended), 17.2%, and 30.0%, respectively.

                    SUMMARY OBSERVATIONS AND CONCLUSIONS
                    (continued)


PRO FORMA MERGER
ANALYSIS               [_]  A.G. Edwards analyzed the impact of the Transaction
                            on the Partnership's distributable cash flow per unit, the related accretion, common unit coverage and total unit coverage on a pro forma basis. (See
                            Appendix E - "Pro Forma Merger Analysis")

                            -----------------------------------------------------------------------------------------------------

                                                                        15-YEAR WEATHER                  30-YEAR WEATHER
                                                               ----------------------------      --------------------------------
                                                                  STAR GAS                            STAR GAS
                                                                 STAND-ALONE    PRO FORMA           STAND-ALONE      PRO FORMA
                                                               --------------  ------------      ---------------   --------------
                         DCF PER UNIT
                             1998 Actual                            $1.30          $1.44            $1.30            $1.44
                             1999 Adjusted for Actual (a)            1.41           1.96             1.51             2.07
                             2000 Projected                          1.77           2.14             2.02             2.39

                         ACCRETION / DILUTION
                             1998 Actual                                           $0.13                             $0.13
                             1999 Adjusted for Actual (a)                           0.56                              0.56
                             2000 Projected                                         0.37                              0.37

                         COMMON UNIT COVERAGE
                             1998 Actual                             0.98x          0.78x            0.98x            0.78x
                             1999 Adjusted for Actual (a)            1.04           1.06             1.13             1.12
                             2000 Projected                          1.27           1.14             1.49             1.29

                         TOTAL UNIT COVERAGE
                             1998 Actual                             0.59x          0.62x            0.59x            0.62x
                             1999 Adjusted for Actual (a)            0.64           0.85             0.68             0.90
                             2000 Projected                          0.80           0.93             0.92             1.04

                         -------------------------------------------------------
                         (a) Adjusted to include actual results through January
                             21, 1999.

SUMMARY OF OBSERVATIONS AND CONCLUSIONS
(continued)

MERGER PREMIUMS TO MARKET VALUE ANALYSIS

[_] A.G. Edwards analyzed the premium of the consideration to be received by Petro Common Stockholders and compared the premium to Petro's current and historical prices. These premiums were compared to premiums paid in acquisitions of majority or remaining interests announced and completed between January 1, 1996 and February 3, 1999 where the target's share price one week prior to the announcement date was either (i) equal to or less than $5, (ii) greater than $5 and less than $10, or (iii) equal to or greater than $10. (See Appendix F - "Merger Premiums to Market Value Analysis")

[_] Premiums were calculated one day, one week, four weeks, three months and one year prior to the announcement of the agreement in principle for each merger.

------------------------------------------------------------------------------------------------------------------------------------
COMPARISON OF PREMIUMS PAID
------------------------------------------------------------------------------------------------------------------------------------
                                                Petro at     Mean of Transactions     Mean of Transactions     Mean of Transactions
Premium to stock price prior to announcement $1.91 per Unit       Equal to or            Greater Than $5            Equal to or
of the transaction on August 14th:             Offer Price       Less Than $5           and Less Than $10        Greater Than $10
------------------------------------------------------------------------------------------------------------------------------------
     One day prior:                               1.9%              57.8%                    34.3%                   28.4%

     One week prior:                              9.1%              68.5%                    43.2%                   32.9%

     Four weeks prior:                           -7.4%              71.1%                    50.1%                   39.4%

     Three months prior:                         19.8%              71.8%                    63.6%                   54.7%

     One year prior:                            -36.3%              51.9%                    51.3%                   72.1%

                                  --------------------------------------------------------------------------------------------
                                   Maximum       19.8%              71.8%                    63.6%                   72.1%
                                   Minimum      -36.3%              51.9%                    34.3%                   28.4%
                                  --------------------------------------------------------------------------------------------

[_] The premium to Petro's current stock price ($1.00 as of February 3, 1999) was 91.0%.

SUMMARY OF OBSERVATIONS AND CONCLUSIONS
(continued)

RELATIVE CONTRIBUTION ANALYSIS

[_] A.G. Edwards analyzed the relative pro forma contribution of both Star Gas and Petro to the ownership of capital in the pro forma entity based on Star Gas' and Petro's historical results from operations and their respective projections. (See Appendix G - "Relative Contribution Analysis")

                                                               GROSS PROFIT
                                            ----------------------------------------------
                                               15-Year Weather         30-Year Weather
                                            ---------------------  -----------------------
                                             Star Gas     Petro      Star Gas     Petro
                                            ----------  ---------  -----------  ----------
               1996........................   24.3%       75.7%       24.3%       75.7%
               1997........................   29.4%       70.6%       29.4%       70.6%
               1998........................   28.9%       71.1%       28.9%       71.1%
               1999 Adjusted for Actual....   29.1%       70.9%       28.9%       71.1%
               2000 Project................   29.7%       70.3%       29.5%       70.5%

                                                               EBITDA
                                            ----------------------------------------------
                                               15-Year Weather         30-Year Weather
                                            ---------------------  -----------------------
                                             Star Gas     Petro      Star Gas     Petro
                                            ----------  ---------  -----------  ----------
               1996........................   31.3%       68.7%       31.3%       68.7%
               1997........................   39.8%       60.2%       39.8%       60.2%
               1998........................   35.1%       64.9%       35.1%       64.9%
               1999 Adjusted for Actual....   32.0%       68.0%       32.2%       67.8%
               2000 Project................   34.1%       65.9%       34.4%       65.6%

SUMMARY OF OBSERVATIONS AND CONCLUSIONS

(continued)

   [_] For its gross profit and EBITDA contributions, Star Gas is expected to receive approximately 34.8% of the pro forma implied firm value.

                              IMPLIED FIRM VALUE

                           [PIE CHART APPEARS HERE]

SUMMARY OF OBSERVATION AND CONCLUSIONS

(continued)


DISCOUNTED CASH FLOW ANALYSIS

 [_] A.G. Edwards performed discounted cash flow analyses for Petro, Star Gas and Star Gas Pro Forma. For Petro, A.G. Edwards used projected tax-adjusted operating cash flows for 1999 through 2002, terminal values calculated on 2002 operating cash flow, and discount rates based on the related weighted average cost of capital. For Star Gas and Star Gas Pro Forma, A.G. Edwards used projected DCF for 1999 through 2002, terminal values calculated on 2002 DCF and discount rates based on the related cost of equity. (See Appendix H -"Discounted Cash Flow Analysis")


     ===========================================================================================================================
                                                             PETRO STAND ALONE
     ----------------------------------------------------------     ------------------------------------------------------------
     15 YEAR      TERMINAL VALUE OPERATING CASH FLOW MULTIPLE       30 YEAR    TERMINAL VALUE OPERATING CASH FLOW MULTIPLE
               ------------------------------------------------              ---------------------------------------------------
                8.0x       8.5x      9.0x       9.5x     10.0x                8.0x       8.5x      9.0x       9.5x        10.0x
     ---------------------------------------------------------------------------------------------------------------------------
     WACC                                                           WACC
     13.4%   ($40,163)  ($30,848) ($21,534)  ($12,219)    ($2,904)    13.4%  ($25,454)  ($15,542) ($5,630)   $  4,282    $ 14,194

     13.6%    (41,742)   (32,500)  (23,259)   (14,017)     (4,775)    13.6%   (27,131)   (17,297)  (7,463)      2,372      12,206

     13.9%    (43,307)   (34,137)  (24,967)   (15,797)     (6,628)    13.9%   (28,793)   (19,036)  (9,278)        479      10,237
     ---------------------------------------------------------------------------------------------------------------------------

                                                         STAR GAS STAND ALONE
     ------------------------------------------------------------      ---------------------------------------------------------
     15 YEAR         TERMINAL VALUE DCF MULTIPLE                       30 YEAR        TERMINAL VALUE DCF MULTIPLE
              ---------------------------------------------------              -------------------------------------------------
               8.5x       9.0x       9.5x      10.0x     10.5x                  8.0x       8.5x     9.0x        9.5x     10.0x
     ---------------------------------------------------------------------------------------------------------------------------
     Cost of                                                            Cost of
     Equity                                                             Equity
      9.5%    $77,230    $80,338   $83,447    $86,555    $89,664        9.5%   $79,410    $82,745  $86,080    $89,415    $92,749

      9.9%     76,359     79,427    82,495     85,563     88,631        9.9%    78,519     81,811   85,102     88,394     91,685

     10.3%     75,502     78,530    81,559     84,587     87,616       10.3%    77,642     80,891   84,140     87,389     90,638
     ---------------------------------------------------------------------------------------------------------------------------

                                                        STAR GAS PRO FORMA
     ------------------------------------------------------------       --------------------------------------------------------
          15 YEAR         TERMINAL VALUE DCF MULTIPLE                    30 YEAR              TERMINAL VALUE DCF MULTIPLE
              ---------------------------------------------------            ---------------------------------------------------
               8.5x       9.0X       9.5x      10.0x     10.5x                  8.0x       8.5x     9.0x        9.5x     10.0x
     ---------------------------------------------------------------------------------------------------------------------------
     Cost of                                                        Cost of
     Equity                                                         Equity
      9.5%    $92,737    $96,408   $100,079   $103,750   $107,421     9.5%     $94,817    $98,730   $102,642   $106,555  $110,467

      9.9%     91,701     95,324    98,948     102,571    106,194     9.9%      93,764     97,626    101,488    105,349   109,211

     10.3%     90,682     94,258    97,834     101,411    104,987    10.3%      92,728     96,539    100,351    104,163   107,974
     ----------------------------------------------------------------------------------------------------------------------------

SUMMARY OF OBSERVATIONS AND CONCLUSIONS
(continued)

COMPARABLE TRANSACTIONS ANALYSIS

   [_] A.G. Edwards noted that public disclosure regarding transactions in the retail home heating oil distribution industry was extremely limited.

   [_] A.G. Edwards analyzed the financial terms related to divestitures by Petro of certain of its retail home heating oil branches and compared them to the implied multiples of the aggregate purchase price of Petro's heating oil assets.

   [_]  Petro has sold three branches for an average EBITDA multiple of 9.0x.
                                                     -----------------------

   [_] A.G. Edwards calculated the purchase price of Petro's heating oil assets and calculated multiples based on Petro's EBITDAs (See Appendix I - "Comparable Transaction Analysis")

   -----------------------------------------------------------------------------
   Purchase Price of Heating Oil Assets
   ---------------------------------------------

   Equity purchase price of heating oil assets
     including SIRs                                                 $ 16,054

   Cost of Debt to be Redeemed ($206,250 + $2,844 premium)           209,094

   Cost of Debt to be Assumed                                         80,501

   Cost of Preferred stock at Redemption Value                        31,767

   Consent Fees                                                        1,961

   Transaction Fees                                                   19,139
                                                                    --------

   Aggregate purchase price of heating oil assets                   $358,516
                                                                    --------

        MULTIPLES
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Notes
                                                                                        --------------------------------------------
                                                    15 - YEAR             30 - YEAR
                                              --------------------  ------------------
Actual 4 quarters ended 9/30/98 EBITDA (a)      34,929      10.3x     34,929     10.3x  As a multiple of aggregate transaction value

Adjusted for actual 1999 EBITDA (a)             43,475       8.2x     44,415      8.1x  As a multiple of aggregate transaction value

Projected 2000 EBITDA (a)                       45,978       7.8x     48,195      7.4x  As a multiple of aggregate transaction value

__________________________________
(a) Calculated as gross profit minus SG&A expense and direct delivery expense.

SUMMARY OF OBSERVATION AND CONCLUSIONS
(continued)

PUBLIC PARTNERSHIP ANALYSIS

[_] A.G. Edwards compared certain financial and market information of Star Gas on a historical and pro forma basis to that of certain public propane master limited partnerships which A.G. Edwards deemed relevant for the purposes of this analysis. A.G. Edwards reviewed the trading multiples of a total of five master limited partnerships. (See Appendix J - "Public Partnership Analysis")

[_]  The selected propane master limited partnerships are as follows:
     -  AmeriGas Partners, L.P.              - Heritage Propane Partners, L.P.
     -  Cornerstone Propane Partners, L.P.   - Suburban Propane Partners, L.P.
     -  Ferrellgas Partners, L.P.

[_]  No partnership used in the analysis is identical to Star Gas.

------------------------------------------------------------------------------------------------------------------------------------
PUBLIC COMPARABLE PARTNERSHIPS (a)
------------------------------------------------------------------------------------------------------------------------------------
                                                STAR                   PRO FORMA STAR       PUBLIC PARTNERSHIP   PUBLIC PARTNERSHIP
                                     --------------------------  --------------------------
                                      15 - Year      30 - Year     15 - Year     30 - Year        MEDIANS              RANGES
------------------------------------------------------------------------------------------------------------------------------------
Yield                                   12.2%          12.2%         12.7%          12.7%          10.4%           8.6%  to  12.3%
Market capitalization/LTM EBITDA        11.9x          11.9x         10.3x          10.3x          11.5x           9.1x  to  13.2x
Market capitalization/1999E EBITDA      11.0x          10.7x          8.7x           8.4x           9.8x           8.6x  to  11.3x
Equity Market Cap/LTM DCF               13.8x          13.8x         12.6x          12.6x          13.2x           9.6x  to  15.5x
Equity Market Cap/1999E DCF (c)         12.5x          11.9x          8.9x           8.5x          10.5x           9.9x  to  12.2x
------------------------------------------------------------------------------------------------------------------------------------

(a)  Public comparable partnerships include: APU, CNO, FGP, HPG and SPH.
(b) Market capitalization/adjusted for actual 1999 EBITDA for Star and Pro Forma Star.
(c)  Equity market cap/adjusted for actual 1999 EBITDA for Star and Pro Forma
     Star.